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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIMA ENERGY CORPORATION
(Name of Subject Company (Issuer))

RAVEN ACQUISITION CORP.,
an indirect wholly-owned subsidiary of Petro-Canada and wholly-owned subsidiary of

PETRO-CANADA (US) HOLDINGS LTD.,
a wholly-owned subsidiary of

PETRO-CANADA
(Name of Filing Persons-Offerors)

COMMON STOCK, PAR VALUE $0.015 PER SHARE
(including the Associated Preferred Stock Purchase Right)
(Title of Class of Securities)

741901201
(CUSIP Number of Class of Securities)

Hugh L. Hooker
Associate General Counsel and Corporate Secretary
c/o Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:
Marilyn Mooney, Esq. Fulbright & Jaworski L.L.P. Market Square 801 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 662-0200	Roy L. Goldman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, N.Y. 10103 (202) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$550,742,259	$69,779.04
*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 12,981,192 shares of common stock of Prima Energy Corporation ("Issuer") outstanding as of June 7, 2004 for the expected consideration in the tender offer of $39.50 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 961,650 shares of common stock of Issuer as of June 7, 2004. The calculation of the filing fee is based upon Issuer's representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of June 7, 2004.
**
The filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is $126.70 per million of the aggregate Transaction Value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Raven Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Petro-Canada (US) Holdings Ltd., a Delaware corporation ("Parent"), and indirect wholly-owned subsidiary of Petro-Canada ("Petro-Canada"), to purchase all of the outstanding shares of common stock, par value $0.015 per share (the "Common Shares"), of Prima Energy Corporation, a Delaware corporation ("Prima"), including the associated rights ("Rights") to purchase shares of preferred stock of Prima issued pursuant to the Rights Agreement (the "Rights Agreement"), dated May 23, 2001, as amended, between Prima and Computershare Trust Company, Inc., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $39.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are annexed to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Petro-Canada, Purchaser and Parent.

        The information set forth in the Offer to Purchase, including all annexes and schedules thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. The Agreement and Plan of Merger, dated as of June 9, 2004, by and among Parent, Purchaser and Prima, a copy of which is filed as Exhibit (d)(1) hereto, is also incorporated by reference in this Schedule TO. Stockholder Agreements, each dated as of June 9, 2004, by and among Parent, Purchaser and each of James R. Cummings, Douglas J. Guion, Catherine J. Paglia, George L. Seward, Neil L. Stenbuck, Michael R. Kennedy, Michael J. McGuire, John H. Carpenter, Sandra J. Irlando, Edward L. McLaughlin, Richard H. Lewis, Brakemaka LLLP (a family-owned limited liability limited partnership affiliated with Richard H. Lewis), who are Prima's executive officers and directors, and Robert G. James, the Robert & Ardis James Foundation and the Robert G. James IRA Rollover Account, who are related and together are a principal stockholder of Prima (each a "Subject Stockholder"), copies of which are attached hereto as Exhibits (d)(2) through (d)(16), are also incorporated in this Schedule TO by reference.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the subject company is Prima Energy Corporation, a Delaware corporation. Prima's executive offices are located at 1099 8thStreet, Suite 400, Denver, Colorado 80202, telephone: (303) 297-2100.

        (b)   The class of securities to which this statement relates is the Shares (as defined above). Prima has advised Purchaser that 12,981,192 Shares were issued and outstanding as of June 7, 2004. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in "Section 6—Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   This Tender Offer Statement is filed by Parent, Purchaser and Petro-Canada. The information set forth in "Section 9—Certain Information Concerning Purchaser, Parent and Petro-Canada" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

        (b)   The information set forth in "Section 9—Certain Information Concerning Purchaser, Parent and Petro-Canada" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

        (c)   The information set forth in "Section 9—Certain Information Concerning Purchaser, Parent and Petro-Canada" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser, Parent or Petro-Canada nor, to the best knowledge of the Purchaser, Parent or Petro-Canada, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii)    The information set forth in the "Introduction," "Section 1—Terms of the Offer; Expiration Date," "Section 2—Acceptance for Payment and Payment for Shares," "Section 3—Procedures for Accepting the Offer and Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Material U.S. Federal Income Tax Consequences," "Section 7—Possible Effects of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" and "Section 14—Conditions of the Offer" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi)    Not applicable.

        (a)(2)(i)-(v) and (vii)    The information set forth in the "Introduction," "Section 5—Material U.S. Federal Income Tax Consequences," "Section 11—Background of the Offer; Past Contacts or Negotiations with Prima" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(2)(vi)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser, Parent or Petro-Canada or, to the best knowledge of the Purchaser, Parent and Petro-Canada, any of the persons listed on Schedule I to the Offer to Purchase, and Prima or any of its executive officers, directors or affiliates.

        (b)   The information set forth in the "Introduction," "Section 7—Possible Effects of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations," "Section 11—Background of the Offer; Past Contacts or Negotiations with Prima" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "Introduction," "Section 11—Background of the Offer; Past Contacts or Negotiations with Prima" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser, Parent or Petro-Canada or any of their respective subsidiaries or, to the best knowledge of the Purchaser, Parent and Petro-Canada, any of those persons listed on Schedule I to the Offer to Purchase and Prima or its affiliates concerning a merger, consolidation, acquisition, tender offer for or other acquisition of Prima securities, an election of Prima directors or a sale or other transfer of a material amount of the Prima's assets.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1) and (3-7)    The information set forth in the "Introduction," "Section 11—Background of the Offer; Past Contacts or Negotiations with Prima" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

        (c) (2)    Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

        The information set forth in "Section 10—Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in the "Introduction," "Section 9—Certain Information Concerning Purchaser, Parent and Petro-Canada" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the "Introduction" and "Section 16—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

        The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of the Offerors are not required.

Item 11. Additional Information.

        (a)(1)    The information set forth in "Section 9—Certain Information Concerning Purchaser, Parent and Petro-Canada" and "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (a)(3)    The information set forth in "Section 1—Terms of the Offer; Expiration Date," "Section 12—Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights," "Section 14—Conditions of the Offer" and "Section 15—Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4)    The information set forth in "Section 7—Possible Effects of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

        (a)(5)    None.

        (b)    The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated June 23, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Petro-Canada on June 9, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Offerors filed on June 9, 2004).
(a)(5)(B)	Information Fact Sheet Regarding the Acquisition of Prima Energy Corporation dated June 2004 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Offerors filed on June 9, 2004).
(a)(5)(C)	Form of Summary Advertisement Published in The Wall Street Journal on June 23, 2004.
(b)(1)	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(b)(2)
Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and book runner, and RBC Capital Markets and Scotia Capital, as co-syndication agents (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(1)
Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(2)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(3)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(4)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(5)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(6)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).

(d)(7)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(8)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(9)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(10)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(11)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(12)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(13)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(14)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(15)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(16)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(17)	Confidentiality Agreement, dated as of October 27, 2003, by and between Prima Energy Corporation, Petro-Canada and Petro-Canada Oil and Gas.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petro-Canada
By:	/s/ E. F. H. ROBERTS
Name:	E. F. H. Roberts
Title:	Senior Vice-President and Chief Financial Officer
Petro-Canada (US) Holdings Ltd.
By:	/s/ FRANCOIS LANGLOIS
Name:	Francois Langlois
Title:	Vice President
Raven Acquisition Corp.
By:	/s/ HUGH L. HOOKER
Name:	Hugh L. Hooker
Title:	President

Dated: June 23, 2004

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase dated June 23, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Petro-Canada on June 9, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Offerors filed on June 9, 2004).
(a)(5)(B)	Information Fact Sheet Regarding the Acquisition of Prima Energy Corporation dated June 2004 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Offerors filed on June 9, 2004).
(a)(5)(C)	Form of Summary Advertisement Published in The Wall Street Journal on June 23, 2004.
(b)(1)	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(b)(2)
Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and book runner, and RBC Capital Markets and Scotia Capital, as co-syndication agents (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(1)
Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(2)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(3)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(4)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(5)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(6)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).

(d)(7)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(8)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(9)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(10)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(11)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(12)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(13)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(14)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(15)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(16)
Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account (incorporated by reference to Offerors' Schedule 13D filed on June 18, 2004).
(d)(17)	Confidentiality Agreement, dated as of October 27, 2003, by and between Prima Energy Corporation, Petro-Canada and Petro-Canada Oil and Gas.
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Material to be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX